Exhibit 12

F.N.B. CORPORATION

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended June 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$213,707	$133,486	$356,269	$246,389	$229,642	$206,670	$162,560
Fixed charges, excluding interest on deposits	54,968	36,076	86,407	44,810	34,330	29,921	18,384
Less: Preferred stock dividends	(4,996)	(5,511)	(14,381)	(11,593)	(11,566)	(11,983)	—

Subtotal	2,63,679	1,64,051	4,28,295	2,79,606	2,52,406	2,24,608	1,80,944
Interest on deposits	57,518	28,493	71,582	41,239	31,207	29,602	29,441

Total	$321,197	$192,544	$499,877	$320,845	$283,613	$254,210	$210,385

Fixed charges:
Interest on borrowed funds	$44,066	$26,067	$62,310	$26,212	$17,366	$13,083	$14,903
Interest component of rental expense	5,907	4,499	9,716	7,005	5,398	4,855	3,481
Preferred stock dividends	4,996	5,511	14,381	11,593	11,566	11,983	—

Subtotal	54,969	36,077	86,407	44,810	34,330	29,921	18,384
Interest on deposits	57,518	28,493	71,582	41,239	31,207	29,602	29,441

Total	$112,487	$64,570	$157,989	$86,049	$65,537	$59,523	$47,825

Ratio of earnings to fixed charges:
Excluding interest on deposits	5.18x	5.19x	5.75x	8.07x	10.58x	11.85x	9.84x

Including interest on deposits	2.94x	3.17x	3.38x	4.15x	5.04x	5.10x	4.40x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	4.80x	4.55x	4.96x	6.24x	7.35x	7.51x	9.84x

Including interest on deposits	2.86x	2.98x	3.16x	3.73x	4.33x	4.27x	4.40x